Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2022 and an Increase to its Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - February 16, 2023) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months and year ended December 31, 2022. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.20 per share on the Company’s common stock.
Results for the three months ended December 31, 2022 and 2021
For the three months ended December 31, 2022, the Company had net income of $264.4 million, or $4.74 basic and $4.37 diluted earnings per share.
For the three months ended December 31, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $256.0 million, or $4.59 basic and $4.24 diluted earnings per share, which excludes from net income (i) a $12.7 million, or $0.23 per basic and $0.21 per diluted share, gain recorded upon the reversal of a previously recorded impairment, and (ii) $4.3 million, or $0.08 per basic and $0.07 per diluted share, write-off or acceleration of the amortization of deferred financing fees on certain debt or lease financing obligations and related debt extinguishment costs.
For the three months ended December 31, 2021, the Company had a net loss of $46.0 million, or $0.83 basic and diluted loss per share.
For the three months ended December 31, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $43.7 million, or $0.79 basic and diluted loss per share, which excludes from the net loss a $2.3 million, or $0.04 per basic and diluted share, write-off of deferred financing fees and unamortized fair value discounts on credit facilities that were refinanced during the period.
Results for the year ended December 31, 2022 and 2021
For the year ended December 31, 2022, the Company had net income of $637.3 million, or $11.49 basic and $10.34 diluted earnings per share.
For the year ended December 31, 2022, the Company had adjusted net income (see Non-IFRS Measures section below) of $702.0 million, or $12.66 basic and $11.36 diluted earnings per share, which excludes from net income (i) a $66.5 million, or $1.20 per basic and $1.05 per diluted share, aggregate net loss on the sale of vessels, (ii) a $12.7 million, or $0.23 per basic and $0.20 per diluted share, gain recorded upon the reversal of a previously recorded impairment, (iii) $11.5 million, or $0.21 per basic and $0.18 per diluted share, write-off or acceleration of the amortization of deferred financing fees on debt or lease financing obligations and related debt extinguishment costs, and (iv) $0.5 million, or $0.01 per basic and $0.01 per diluted share, gain recorded on the repurchases of the Company's Convertible Notes Due 2025.
For the year ended December 31, 2021, the Company had a net loss of $234.4 million, or $4.28 basic and diluted loss per share.
For the year ended December 31, 2021, the Company had an adjusted net loss (see Non-IFRS Measures section below) of $228.2 million, or $4.17 basic and diluted loss per share, which excludes from the net loss (i) a $2.9 million, or $0.05 per basic and diluted share, gain recorded as part of the refinancing of the lease financing for five vessels, (ii) $5.5 million, or $0.10 per basic and diluted share, of aggregate losses recorded on the March 2021 and June 2021 transactions to exchange the Company’s existing Convertible Notes Due 2022 for new Convertible Notes Due 2025, and (iii) a $3.6 million, or $0.07 per basic and diluted share, write-off of deferred financing fees related to the refinancing of certain credit facilities.
Declaration of Dividend
On February 15, 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share, payable on or about March 31, 2023 to all shareholders of record as of March 7, 2023 (the record date). As of February 15, 2023, there were 59,371,535 common shares of the Company outstanding.
Summary of Fourth Quarter 2022 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the first quarter of 2023 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$44,000	2,650	67%	$30,000	810	100%
MR	$37,000	4,800	62%	$21,700	450	100%
Handymax	$40,000	1,250	56%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the fourth quarter of 2022:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$57,046	$28,806
MR	$41,438	$21,664
Handymax	$52,065	N/A
•During the fourth quarter of 2022, the Company entered into time charter-out agreements on three vessels (two LR2s and one MR). The terms of each of the agreements are for three years averaging between $35,000 and $37,500 per day for the LR2s, and for three years for $25,000 per day for the MR. During 2022 and through the date of this press release, the Company has entered into a total of 14 time-charter out agreements (nine LR2s and five MRs), the terms of which are described in the fleet list below.
•In December 2022, all of the holders of the Company’s Convertible Notes Due 2025 converted their notes into an aggregate of 5,757,698 common shares of the Company. As a result of the conversion, the Company’s outstanding debt was reduced by $205.1 million, which was the accreted principal amount outstanding upon conversion.
•During the fourth quarter of 2022 and first quarter of 2023, the Company exercised its purchase options on an aggregate of 20 vessels that were previously financed under sale and leaseback arrangements, consisting of two Handymax product tankers (STI Battersea and STI Wembley), 15 MR product tankers (STI Seneca, STI Milwaukee, STI Manhattan, STI Battery, STI Bronx, STI Tribeca, STI Ville, STI Texas City, STI Meraux, STI Brooklyn, STI Duchessa, STI Mayfair, STI San Antonio, STI St. Charles and STI Yorkville), and three LR2 product tankers (STI Alexis, STI Rose, and STI Rambla). The purchases resulted in an aggregate debt reduction of $317.9 million.
•In October 2022, the Company repaid the outstanding debt which had financed one LR2 product tanker (STI Madison) of $17.5 million.
•The Company has also given notice to exercise the purchase options on three LR2 product tankers that are currently financed under sale and leaseback arrangements (STI Sanctity, STI Steadfast and STI Supreme). The leases bear interest at LIBOR plus a margin of 5.40% per annum. These repurchases are expected to occur in the first, second, and third quarters of 2023 and result in an aggregate debt reduction of $83.4 million.
•The Company has executed or received commitments for three separate secured credit facilities for up to $391.5 million in aggregate. These facilities are expected to be collateralized by 22 vessels and bear interest at SOFR plus margins of between 1.90% and 1.975% per annum. The proceeds of these facilities are expected to be used to repay more expensive lease financing. $184.9 million has been drawn from one of these facilities as of the date of this press release.
•Since October 1, 2022 and through the date of this press release, the Company has repurchased an aggregate of 3,559,295 of its common shares in the open market at an average price of $48.20 per share.

•On February 15, 2023, the Company’s Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company’s securities. This program terminates the program that was authorized on October 31, 2022, and any future purchases of the Company’s securities will be made under the new $250 million Securities Repurchase Program.
New $250 Million Securities Repurchase Program
On February 15, 2023, the Company’s Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company’s securities which, in addition to its common shares also currently consist of its Senior Unsecured Notes Due 2025 (NYSE: SBBA). As of the date of this press release, there is $250 Million available under the new $250 Million Securities Repurchase Program.
Below are purchases of the Company’s securities made in the fourth quarter of 2022 and first quarter of 2023 under previous repurchase programs.
•During the fourth quarter of 2022, the Company repurchased an aggregate of 1,667,992 of its common shares in the open market at an average price of $45.85 per share.
•During the first quarter of 2023 through the date of this press release, the Company has repurchased an aggregate of 1,891,303 of its common shares in the open market at an average price of $50.27 per share.
Debt and Lease Repayments
In September and October 2022, the Company gave notice to exercise its purchase options on three LR2 product tankers (STI Sanctity, STI Steadfast, and STI Supreme). These vessels are currently financed under the Ocean Yield Lease Financing. The purchases, which are expected to occur in the first, second, and third quarters of 2023, are expected to result in a debt reduction of $83.4 million.
In October 2022, the Company repaid the outstanding debt on an LR2 product tanker (STI Madison), which was financed under the 2021 $21.0 Million Credit Facility. This transaction resulted in a debt reduction of $17.5 million.
In December 2022, the Company exercised its purchase options on six MR product tankers (STI Seneca, STI Milwaukee, STI Battery, STI Bronx, STI Manhattan, and STI Tribeca) which were previously financed under the 2018 CMBFL Lease Financing. These purchases resulted in a debt reduction of $99.0 million.
In December 2022, the Company exercised its purchase options on two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) which were previously financed under the COSCO Lease Financing. These purchases resulted in a debt reduction of $55.3 million.
In December 2022, the Company exercised its purchase options on an LR2 product tanker (STI Alexis) and five MR product tankers (STI Duchessa, STI San Antonio, STI Mayfair, STI St. Charles, and STI Yorkville) which were previously financed under the $157.5 Million Lease Financing. These purchases resulted in a debt reduction of $85.8 million.
In November 2022, the Company sent a notice of redemption to all holders of the Convertible Notes Due 2025 pursuant to Section 16.01 of the indenture dated March 25, 2021. Holders were entitled to convert their Notes into shares of common stock of the Company at any time prior to the Redemption Date (of December 1, 2022), at a conversion rate equal to 30.6806 common shares per $1,000 principal amount of each note.
All of the holders of the Convertible Notes Due 2025 fully converted their notes prior to the Redemption Date, resulting in the issuance of 5,757,698 common shares to settle all amounts outstanding. The principal amount of the debt (which includes the accreted principal balance which has accrued since the March 2021 issuance date) was $205.1 million at the time of conversion.
In January 2023, the Company exercised its purchase options on two MR product tankers (STI Brooklyn and STI Ville) and two LR2 product tankers (STI Rose and STI Rambla) which were previously financed under the AVIC Lease Financing. These purchases resulted in a debt reduction of $77.8 million.
New Financings
The Company has executed or received commitments for three separate credit facilities for up to $391.5 million in aggregate.

The first credit facility is from a group of European financial institutions for a credit facility of up to $225.0 million, or the 2023 $225.0 Million Credit Facility. The 2023 $225.0 Million Credit Facility was executed in January 2023 and $184.9 million was drawn in February 2023. Eleven product tankers (ten MRs and one LR2) were collateralized under this facility as part of the initial drawdown and the remaining amount available is expected to finance two product tankers (one MR and one LR2) and be drawn before the end of the first quarter of 2023. The credit facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the MRs are expected to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan. The borrowings for the LR2s are expected to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan. The remaining terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
The second credit facility commitment is from a North American financial institution for a credit facility of up to $49.1 million. The credit facility is expected to be used to finance two LR2 product tankers, has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.90% per annum. The terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company's existing credit facilities. This credit facility is subject to customary conditions precedent, and the execution of definitive documentation, and is expected to close within the first quarter of 2023.
The third credit facility commitment is from a European financial institution for a credit facility of up to $117.4 million. The credit facility is expected to be used to finance two Handymax product tankers, four MR product tankers and one LR2 product tanker. This credit facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.925% per annum. The terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company's existing credit facilities. This credit facility is subject to customary conditions precedent, and the execution of definitive documentation, and is expected to close in the first or second quarter of 2023.
The proceeds of these new facilities are expected to be used to repay more expensive lease financing.
Diluted Weighted Number of Shares
The computation of earnings or loss per share is determined by taking into consideration the potentially dilutive shares arising from (i) the Company’s equity incentive plan, (ii) the Company’s Convertible Notes Due 2025, which were fully converted into common shares of the Company in December 2022, and (iii) the Company’s Convertible Notes Due 2022, which were repaid in cash in May 2022. These potentially dilutive shares are excluded from the computation of earnings or loss per share to the extent they are anti-dilutive.
The impact of the Company’s convertible notes on earnings or loss per share is computed using the if-converted method. Under this method, the Company first includes the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan, and then assumes that its convertible notes were converted into common shares at the beginning of each period. More specifically:
•The impact of the Convertible Notes Due 2022, which were repaid in cash upon their maturity in May 2022, are included as part of the diluted weighted average number of shares for the portion of the period that they were outstanding up until the date of repayment.
•The impact of the Convertible Notes Due 2025, which were fully converted into common shares of the Company in December 2022, are included as part of the diluted weighted average number of shares for the entire period.
The if-converted method also assumes that the interest and non-cash amortization expense associated with these notes of $2.8 million and $19.6 million during the three months and year ended December 31, 2022, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months and year ended December 31, 2022, the Company’s basic weighted average number of shares outstanding were 55,814,716 and 55,455,277, respectively. For the three months and year ended December 31, 2022, there were 58,052,049 and 58,065,821 weighted average shares outstanding, respectively, including the potentially dilutive impact of restricted shares issued under the Company's equity incentive plan.
For the three months and year ended December 31, 2022, there were 61,096,967 and 63,511,276 weighted average shares outstanding, respectively, under the if-converted method.
Diluted earnings per share for both the three months and year ended December 31, 2022 were calculated under the if-converted method.

Conference Call
The Company has scheduled a conference call on February 16, 2023 at 8:30 AM Eastern Standard Time and 2:30 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (833) 630-1956
International Dial-In Number: +1 (412) 317-1837
Conference ID: 10175509
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/rxqzfgam
Current Liquidity
As of February 15, 2023, the Company had $596.9 million in unrestricted cash and cash equivalents. The Company is expected to draw down approximately $206.6 million from credit facilities that have been committed but are pending drawdown or closing (described above, under the heading "New Financings").
Drydock, Scrubber and Ballast Water Treatment Update
Set forth below is a table summarizing the drydock, scrubber, and ballast water treatment system activity that occurred during the fourth quarter of 2022 and the estimated expected payments to be made, and offhire days that are expected to be incurred, for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2023 and 2024:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate offhire days (2)	LR2s	MRs	Handymax
Q4 2022 - actual (a)	$8.1	224	—	7	—
Q1 2023 - estimated (b)	10.5	79	—	2	—
Q2 2023 - estimated	7.2	80	—	4	—
Q3 2023 - estimated (c)	6.4	140	—	4	—
Q4 2023 - estimated (d)	7.2	180	—	5	—
FY 2024 - estimated (e)	58.7	1,075	11	28	12
(1)    These costs include estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.
(2)    Represents the total estimated off-hire days during the period, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock, ballast water treatment system, and/or scrubber installations during the period. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. The number of vessels in these tables may reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth in these tables may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.
(a)    Includes four BWTS installations.
(b)    Includes one BWTS installation.
(c)    Includes four scrubber installations.
(d)    Includes five scrubber installations.

(e)    Includes three scrubber installations.
Debt
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of September 30, 2022	Outstanding Principal as of December 31, 2022	Outstanding Principal as of February 15, 2023
1	Hamburg Commercial Credit Facility	$34,555	$33,732	$33,732
2	Prudential Credit Facility	40,672	39,286	38,362
3	2019 DNB / GIEK Credit Facility	40,116	38,338	38,338
4	BNPP Sinosure Credit Facility	86,030	80,576	80,576
5	2020 $225.0 Million Credit Facility	39,049	37,765	37,765
6	2021 $21.0 Million Credit Facility (1)	17,490	—	—
7	2023 $225.0 Million Credit Facility (2)	—	—	184,850
8	Ocean Yield Lease Financing (3)	118,687	114,860	112,979
9	BCFL Lease Financing (LR2s)	71,030	68,310	66,601
10	CSSC Lease Financing	124,920	121,276	118,849
11	BCFL Lease Financing (MRs)	57,195	53,202	50,332
12	2018 CMBFL Lease Financing (4)	102,230	—	—
13	AVIC Lease Financing (5)	80,618	77,769	—
14	$157.5 Million Lease Financing (6)	85,772	—	—
15	COSCO Lease Financing (7)	55,275	—	—
16	2020 CMBFL Lease Financing	38,900	38,090	38,090
17	2020 TSFL Lease Financing	41,437	40,607	40,607
18	2020 SPDBFL Lease Financing	85,135	83,511	83,511
19	2021 AVIC Lease Financing	86,448	84,635	83,812
20	2021 CMBFL Lease Financing	69,675	68,045	67,640
21	2021 TSFL Lease Financing	51,092	49,997	49,997
22	2021 CSSC Lease Financing	49,946	48,631	47,754
23	2021 $146.3 Million Lease Financing	136,994	133,699	130,404
24	2021 Ocean Yield Lease Financing	65,407	63,933	62,987
25	2022 AVIC Lease Financing	116,096	113,804	113,804
26	IFRS 16 - Leases - 3 MR	23,209	21,138	19,705
27	$670.0 Million Lease Financing	487,127	475,939	468,436
28	Unsecured Senior Notes Due 2025	70,571	70,571	70,571
29	Convertible Notes Due 2025 (8)	203,209	—	—
	Gross debt outstanding	2,478,885	1,957,714	2,039,702
	Cash and cash equivalents	467,635	376,870	596,902
	Net debt	$2,011,250	$1,580,844	$1,442,800

(1)    In October 2022, the Company prepaid $17.5 million on the 2021 $21.0 Million Credit Facility that was originally scheduled to mature in December 2022.
(2)    In February 2023, the Company drew down $184.9 million on the 2023 $225.0 Million Credit Facility. The 2023 $225.0 Million Credit Facility was executed in January 2023 and $184.9 million was drawn shortly after execution. Eleven product tankers (10 MRs and one LR2) were collateralized under this facility as part of the initial drawdown and the remaining amount available is expected to finance two product tankers (one MR and one LR2) and be drawn before the end of the first quarter of 2023. The credit facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the MRs are expected to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan. The borrowings for the LR2s, when drawn, are expected to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan. The remaining terms and conditions of this credit facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
(3)    In September and October 2022, the Company gave notice to exercise the repurchase options on STI Sanctity, STI Steadfast, and STI Supreme on the Ocean Yield Lease Financing. These transactions are expected to occur in the first, second, and third quarters of 2023.
(4)    In December 2022, the Company exercised the repurchase options on STI Battery, STI Bronx, STI Manhattan, STI Milwaukee, STI Seneca and STI Tribeca on the 2018 CMBFL Lease Financing and repaid the aggregate outstanding lease obligation of $99.0 million as part of these transactions.
(5)    In January 2023, the Company exercised the repurchase options on STI Brooklyn, STI Rambla, STI Rose and STI Ville on the AVIC Lease Financing and repaid the aggregate outstanding lease obligation of $77.8 million as part of these transactions.
(6)    In December 2022, the Company exercised the repurchase options on STI Alexis, STI Duchessa, STI Mayfair, STI St. Charles, STI San Antonio and STI Yorkville on the $157.5 Million Lease Financing and repaid the aggregate outstanding lease obligation of $85.8 million as part of these transactions.
(7)    In December 2022, the Company exercised the repurchase options on STI Battersea, STI Meraux, STI Texas City and STI Wembley on the COSCO Lease Financing and repaid the aggregate outstanding lease obligation of $55.3 million as part of these transactions.
(8)    In November 2022, the Company sent a notice of redemption to all holders of our Convertible Notes Due 2025 pursuant to Section 16.01 of the indenture dated March 25, 2021. Holders were entitled to convert their notes into shares of common stock of the Company at any time prior to the Redemption Date of December 1, 2022. All of the holders of the Convertible Notes Due 2025 fully converted their notes prior to the Redemption Date, resulting in the issuance of 5,757,698 common shares to settle all amounts outstanding. As a result of the conversion, the Company’s outstanding debt was reduced by $205.1 million, which was the accreted principal amount outstanding upon conversion.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of December 31, 2022, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements, Senior Notes Due 2025, and lease liabilities under IFRS 16 (which also include actual scheduled payments made during the first quarter of 2023 through February 15, 2023):

	As of December 31, 2022 (1)
In millions of U.S. dollars	Total	Repayments/maturities of unsecured debt	Vessel financings - announced vessel repurchases and maturities in 2023 and 2024	Vessel financings - scheduled repayments, in addition to maturities in 2025 and thereafter
Q1 2023 - principal payments made through February 15, 2023 (2)	$102.9	$—	$77.8	$25.1
Q1 2023 (3)	50.4	—	27.8	22.6
Q2 2023 (3)	80.3	—	27.8	52.5
Q3 2023 (3)	74.0	—	27.8	46.2
Q4 2023	51.5	—	—	51.5
Q1 2024	45.7	—	—	45.7
Q2 2024	51.0	—	—	51.0
Q3 2024 (4)	86.2	—	42.7	43.5
Q4 2024 (5)	82.4	—	38.2	44.2
2025 and thereafter	1,333.3	70.6	—	1,262.7
	$1,957.7	$70.6	$242.1	$1,645.0
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of December 31, 2022.
(2)    Repayments include the Company's January 2023 exercise of its purchase options on two MR product tankers (STI Brooklyn and STI Ville) and two LR2 product tankers (STI Rose and STI Rambla) which were previously financed under the AVIC Lease Financing. These purchases resulted in a debt reduction of $77.8 million.
(3)    Repayments include the Company’s exercise of its purchase options on three LR2 product tankers (STI Sanctity, STI Steadfast, and STI Supreme). These vessels are currently financed under the Ocean Yield Lease Financing. The purchases are expected to occur in the first, second and third quarters of 2023.
(4)    Repayments include (i) $15.0 million for the scheduled purchase options on three MR product tankers (STI Topaz, STI Ruby, and STI Garnet) financed under the BCFL Lease Financing (MRs); and (ii) $27.7 million for the scheduled maturity payments on the 2019 DNB / GIEK Credit Facility.
(5)    Repayments include (i) $10.2 million for the scheduled purchase options on two MR product tankers (STI Onyx and STI Amber) financed under the BCFL Lease Financing (MRs); and (ii) $28.0 million for the scheduled maturity payments on the Hamburg Commercial Credit Facility.
Explanation of Variances on the Fourth Quarter of 2022 Financial Results Compared to the Fourth Quarter of 2021
For the three months ended December 31, 2022, the Company recorded net income of $264.4 million compared to a net loss of $46.0 million for the three months ended December 31, 2021. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended December 31, 2022 and 2021:

	For the three months ended December 31,
In thousands of U.S. dollars	2022	2021
Vessel revenue	$493,717	$147,908
Voyage expenses	(33,429)	(13)
TCE revenue	$460,288	$147,895

•TCE revenue for the three months ended December 31, 2022 increased by $312.4 million to $460.3 million, from $147.9 million for the three months ended December 31, 2021. Overall average TCE revenue per day increased to $45,679 per day during the three months ended December 31, 2022, from $12,615 per day during the three months ended December 31, 2021. The average number of vessels was 113.0 during the three months ended December 31, 2022 as compared to 131.0 during the three months ended December 31, 2021. The decrease in the average number of vessels was due to the previously disclosed sales of 18 vessels during the year ended December 31, 2022.
◦TCE revenue for the three months ended December 31, 2022 reflected the strength in the product tanker market that began in the first quarter of 2022. Initially, the easing of COVID-19 restrictions around the globe resulted in increased personal mobility which served as a catalyst for underlying demand for refined petroleum products. This demand, combined with low global refined petroleum product inventories and strong refining margins, incentivized refiners to increase and maintain high utilization levels which drove substantial increases in refined petroleum product export volumes throughout the world. Additionally, the volatility brought on by the ongoing conflict in Ukraine, which has resulted in the implementation of sanctions on the export of Russian crude oil and refined petroleum products, has continued to disrupt supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for the seaborne transportation of refined petroleum products.
◦TCE revenue for the three months ended December 31, 2021 reflected the continued adverse market conditions brought on by the COVID-19 pandemic. While underlying demand for crude and refined petroleum products improved throughout 2021, it still remained below pre-pandemic levels thus keeping pressure on daily spot TCE rates. These conditions were exacerbated by longer than expected refinery maintenance along with drawdowns of existing inventories in the second half of 2021, which negatively affected the demand for the seaborne transportation of refined petroleum products.
The Company also had an increased number of vessels operating outside of the Scorpio pools during the three months ended December 31, 2022 which led to an increase in voyage revenue and voyage expenses for this period.
•Vessel operating costs for the three months ended December 31, 2022 increased by $1.1 million to $86.2 million, from $85.1 million for the three months ended December 31, 2021. Vessel operating costs per vessel per day increased to $8,289 for the three months ended December 31, 2022 from $7,058 for the three months ended December 31, 2021. Vessel operating costs per day increased across all vessel classes with the largest increases affecting certain crewing expenses, repairs and maintenance, and spares and stores expenses. Crewing expenses increased mainly because in December 2022, the Company allocated $2.0 million to a provident fund dedicated to the Company’s seafarers. Additionally, the easing of supply chain congestion (leading to a high volume of spares and stores deliveries), the completion of previously deferred repairs and maintenance, and generalized inflationary pressures all contributed to the uptick. The Company does not expect vessel operating costs per day to remain at these levels in the first quarter of 2023.
•Depreciation expense – owned or sale leaseback vessels for the three months ended December 31, 2022 decreased by $8.3 million to $41.4 million, from $49.8 million for the three months ended December 31, 2021. This decrease was attributable to the sale of 17 of the Company's owned or sale leaseback vessels during the year ended December 31, 2022. These vessels were written down to their net realizable value upon being designated as held for sale, and depreciation expense ceased being recorded upon that designation.
•Depreciation expense - right of use assets for the three months ended December 31, 2022 decreased by $0.6 million to $9.8 million from $10.3 million for the three months ended December 31, 2021. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded under IFRS 16 - Leases. This decrease is attributable to the sale of one of the Company's right of use asset vessels. This vessel was written down to its net realizable value upon being designated as held for sale during the first quarter of 2022, and depreciation expense ceased being recorded upon that designation. The Company had four LR2s and 17 MRs that were accounted for under IFRS 16 - Leases during the three months ended December 31, 2022.
•General and administrative expenses for the three months ended December 31, 2022, increased by $13.6 million to $26.4 million, from $12.8 million for the three months ended December 31, 2021. This increase was primarily due to an increase in compensation related costs.

•Reversal of previously recorded impairment for the three months ended December 31, 2022 was $12.7 million. Under International Financial Reporting Standards, the Company is required to assess whether a previously recorded impairment on an asset no longer exists or has decreased. The Company performed this assessment at December 31, 2022 and determined that given the strength in the product tanker market, and in particular the significant uplift in the market values for second-hand vessels, that the impairment charge of $14.2 million that was recorded at December 31, 2020 should be reversed. The reversal of $12.7 million represents the full amount of the previously recorded impairment, less depreciation that would have been recorded in the two years following.
•Financial expenses for the three months ended December 31, 2022 increased by $10.5 million to $48.8 million, from $38.3 million for the three months ended December 31, 2021. This increase was primarily attributable to significant increases in LIBOR rates during the three months ended December 31, 2022 as compared to the three months ended December 31, 2021. Additionally, the Company recorded $4.3 million of debt extinguishment related costs during the three months ended December 31, 2022, as compared to $2.3 million during the three months ended December 31, 2021. These increases were partially offset by the overall reductions in the Company's indebtedness arising from the aforementioned sales of 18 vessels (and repayments of the related debt or lease financing obligations), the exercise of purchase options on 22 lease financed vessels (16 of which were in December 2022), the maturity of the Convertible Notes Due 2022 in May 2022, and the conversion of the Convertible Notes Due 2025 in December 2022.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2022	2021	2022	2021
Revenue
Vessel revenue	$493,717	$147,908	$1,562,873	$540,786

Operating expenses
Vessel operating costs	(86,169)	(85,059)	(323,725)	(334,840)
Voyage expenses	(33,429)	(13)	(92,698)	(3,455)
Depreciation - owned or sale leaseback vessels	(41,427)	(49,754)	(168,008)	(197,467)
Depreciation - right of use assets	(9,772)	(10,337)	(38,827)	(42,786)
General and administrative expenses	(26,384)	(12,808)	(88,131)	(52,746)
Reversal of previously recorded impairment	12,708	—	12,708	—
Net loss on sales of vessels	—	—	(66,486)	—
Total operating expenses	(184,473)	(157,971)	(765,167)	(631,294)
Operating income / (loss)	309,244	(10,063)	797,706	(90,508)
Other (expense) and income, net
Financial expenses	(48,783)	(38,321)	(169,795)	(144,104)
Loss on Convertible Notes exchange	—	—	—	(5,504)
Financial income	4,158	170	7,365	3,623
Other income and (expense), net	(216)	2,222	1,975	2,058
Total other expense, net	(44,841)	(35,929)	(160,455)	(143,927)
Net income / (loss)	$264,403	$(45,992)	$637,251	$(234,435)

Earnings / (loss) per share

Basic	$4.74	$(0.83)	$11.49	$(4.28)
Diluted	$4.37	$(0.83)	$10.34	$(4.28)
Basic weighted average shares outstanding	55,814,716	55,329,821	55,455,277	54,718,709
Diluted weighted average shares outstanding (1)	61,096,967	55,329,821	63,511,276	54,718,709

(1)     The computation of diluted earnings per share for the three months and year ended December 31, 2022 includes the effect of potentially dilutive unvested shares of restricted stock and the effect of the Convertible Notes Due 2022 and Convertible Notes Due 2025 under the if-converted method. The computation of diluted loss per share for the three months and year ended December 31, 2021 excludes the effect of potentially dilutive unvested shares of restricted stock and the Convertible Notes Due 2022 and Convertible Notes Due 2025 because their effect would have been anti-dilutive.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$376,870	$230,415
Accounts receivable	276,700	38,069
Prepaid expenses and other current assets	18,159	7,954
Inventories	15,620	8,781
Restricted cash	—	4,008
Total current assets	687,349	289,227
Non-current assets
Vessels and drydock	3,089,254	3,842,071
Right of use assets for vessels	689,826	764,025
Other assets	83,754	108,963
Goodwill	8,197	8,900
Restricted cash	783	783
Total non-current assets	3,871,814	4,724,742
Total assets	$4,559,163	$5,013,969
Current liabilities
Current portion of long-term debt	$31,504	$235,278
Lease liability - sale and leaseback vessels	269,145	178,062
Lease liability - IFRS 16	52,346	54,515
Accounts payable	28,748	35,080
Accrued expenses and other liabilities	91,508	24,906
Total current liabilities	473,251	527,841
Non-current liabilities
Long-term debt	264,106	666,409
Lease liability - sale and leaseback vessels	871,469	1,461,929
Lease liability - IFRS 16	443,529	520,862
Total non-current liabilities	1,579,104	2,649,200
Total liabilities	2,052,355	3,177,041
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	727	659
Additional paid-in capital	3,049,732	2,855,798
Treasury shares	(641,545)	(480,172)
Retained earnings / accumulated deficit	97,894	(539,357)
Total shareholders' equity	2,506,808	1,836,928
Total liabilities and shareholders' equity	$4,559,163	$5,013,969

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021
Operating activities
Net income / (loss)	$637,251	$(234,435)
Depreciation - owned or sale leaseback vessels	168,008	197,467
Depreciation - right of use assets	38,827	42,786
Reversal of previously recorded impairment	(12,708)	—
Amortization of restricted stock	20,397	22,931
Amortization of deferred financing fees	6,385	7,570
Non-cash debt extinguishment costs	6,604	3,604
Gain on sale and leaseback amendment	—	(2,851)
Accretion of convertible notes	12,718	13,265
Net loss on sales of vessels	66,486	—
Accretion of fair value measurement on debt assumed in business combinations	2,106	3,682
(Gain) / loss on Convertible Notes transactions	(481)	5,504
Share of income from dual fuel tanker joint venture	(679)	(560)
	944,914	58,963
Changes in assets and liabilities:
(Increase) / decrease in inventories	(7,522)	480
Increase in accounts receivable	(238,631)	(5,052)
(Increase) / decrease in prepaid expenses and other current assets	(10,205)	4,476
Decrease / (increase) in other assets	19,492	(601)
(Decrease) / increase in accounts payable	(4,482)	20,716
Increase / (decrease) in accrued expenses	65,767	(5,682)
	(175,581)	14,337
Net cash inflow from operating activities	769,333	73,300
Investing activities
Net proceeds from sales of vessels	607,693	—
Distributions from dual fuel tanker joint venture	493	1,525
Investment in dual fuel tanker joint venture	(1,750)	(6,701)
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(34,480)	(47,102)
Net cash inflow / (outflow) from investing activities	571,956	(52,278)
Financing activities
Debt repayments	(971,622)	(650,927)
Issuance of debt	122,638	650,804
Debt issuance costs	(1,701)	(17,820)
Principal repayments on lease liability - IFRS 16	(79,502)	(56,729)
Repurchase / repayment of convertible notes	(83,968)	—
Issuance of convertible notes	—	119,419
Decrease in restricted cash	4,008	502
Equity issuance costs	—	(47)
Dividends paid	(23,313)	(23,320)
Repurchase of common stock	(161,374)	—
Net cash (outflow) / inflow from financing activities	(1,194,834)	21,882
Increase in cash and cash equivalents	146,455	42,904
Cash and cash equivalents at January 1,	230,415	187,511
Cash and cash equivalents at December 31,	$376,870	$230,415

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2022 and 2021
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2022	2021	2022	2021
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$351,768	$56,949	$1,080,691	$174,734

Average Daily Results
Fleet
TCE per revenue day(2)	$45,679	$12,615	$34,878	$11,466
Vessel operating costs per day (3)	$8,289	$7,058	$7,460	$6,959
Average number of vessels	113.0	131.0	118.9	131.8

LR2
TCE per revenue day (2)	$52,023	$13,982	$37,548	$12,189
Vessel operating costs per day (3)	$8,547	$7,036	$7,593	6,896
Average number of vessels	39.0	42.0	40.6	42.0

LR1
TCE per revenue day (2)	N/A	$14,145	$13,724	$11,713
Vessel operating costs per day (3)	N/A	$7,005	$7,474	$6,823
Average number of vessels	N/A	12.0	3.3	12.0

MR
TCE per revenue day (2)	$39,783	$11,597	$32,876	$11,396
Vessel operating costs per day (3)	$8,193	$6,981	$7,444	$7,005
Average number of vessels	60.0	63.0	61.0	63.0

Handymax
TCE per revenue day (2)	$52,065	$12,069	$39,253	$9,523
Vessel operating costs per day (3)	$7,952	$7,511	$7,144	$7,055
Average number of vessels	14.0	14.0	14.0	14.8

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$8,062	$6,094	$34,480	$47,102

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, sale leasebacked, or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, sale leasebacked or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned, sale leasebacked, or bareboat chartered-in vessels, not time chartered-in vessels.

Fleet list as of February 16, 2023

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback and bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Duchessa	2014	49,990	—	Time Charter (4)	MR	Not Yet Installed
22	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
25	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
31	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
38	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
46	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
51	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
53	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
54	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
55	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Magnetic	2019	50,000	—	Time Charter (6)	MR	Yes
62	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Marshall	2019	50,000	—	Time Charter (7)	MR	Yes
66	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Miracle	2020	50,000	—	Time Charter (8)	MR	Yes
69	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
79	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Alexis	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
85	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
86	STI Spiga	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
89	STI Lombard	2015	109,999	—	Time Charter (9)	LR2	Yes
90	STI Grace	2016	109,999	—	Time Charter (10)	LR2	Yes
91	STI Jermyn	2016	109,999	—	SLR2P (3)	LR2	Yes
92	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
98	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Goal	2016	113,000	—	Time Charter (11)	LR2	Yes
100	STI Guard	2016	113,000	—	Time Charter (12)	LR2	Yes
101	STI Guide	2016	113,000	—	Time Charter (13)	LR2	Yes
102	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
104	STI Gauntlet	2017	113,000	—	Time Charter (14)	LR2	Yes
105	STI Gladiator	2017	113,000	—	Time Charter (13)	LR2	Yes
106	STI Gratitude	2017	113,000	—	Time Charter (15)	LR2	Yes
107	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
110	STI Lavender	2019	110,000	—	Time Charter (16)	LR2	Yes
111	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
112	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
113	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

	Total Fleet DWT		7,852,182

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(5)
This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(6)
This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(7)
This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(8)
This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(9)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(10)
This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.

(11)
This vessel commenced a time charter in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.

(12)
This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.

(13)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(14)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(15)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(16)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2021 and 2022 were as follows:

Date paid	Dividends per common share
March 2021	$0.10
June 2021	$0.10
September 2021	$0.10
December 2021	$0.10
March 2022	$0.10
June 2022	$0.10
September 2022	$0.10
December 2022	$0.10

On February 15, 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share, payable on or about March 31, 2023 to all shareholders of record as of March 7, 2023 (the record date). As of February 15, 2023, there were 59,371,535 common shares of the Company outstanding.
COVID-19
Since the beginning of calendar year 2020, the outbreak of the COVID-19 virus has resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, the effects of which continued throughout 2021 and 2022. The easing of restrictive measures that were put in place to combat the spread of the virus, and the successful roll-out of vaccines has served as a catalyst for an economic recovery in many countries throughout the world, which has, in part, led to a vastly improved financial performance starting in the second quarter of 2022. Nevertheless, the Company expects that the COVID-19 virus will continue to cause volatility in the commodities markets in the future. In particular, the spread of more contagious and vaccine resistant variants, along with the continued implementation of restrictive measures by governments in certain parts of the world, have hampered a full re-opening of the global economy. The scale and duration of these circumstances is unknowable but could have a material impact on the Company's earnings, cash flow and financial condition. An estimate of the impact on the Company's results of operations, financial condition, and future performance cannot be made at this time.
Conflict in Ukraine
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 113 product tankers (39 LR2 tankers, 60 MR tankers and 14 Handymax tankers) with an average age of 7.1 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Fourth Quarter of 2022 Financial Results Compared to the Fourth Quarter of 2021". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)

	For the three months ended December 31, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$264,403	$4.74	$4.37
Adjustments:
Reversal of previously recorded impairment	(12,708)	(0.23)	(0.21)
Write-offs of deferred financing fees and debt extinguishment costs	4,319	0.08	0.07
Adjusted net income	$256,014	$4.59	$4.24	(1)

(1) Summation difference due to rounding.

	For the three months ended December 31, 2021
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(45,992)	$(0.83)	$(0.83)
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	2,278	$0.04	$0.04
Adjusted net loss	$(43,714)	$(0.79)	$(0.79)

	For the year ended December 31, 2022
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$637,251	$11.49	$10.34
Adjustments:
Net loss on sales of vessels	66,486	1.20	1.05
Reversal of previously recorded impairment	(12,708)	(0.23)	(0.20)
Write-offs of deferred financing fees and debt extinguishment costs	11,463	0.21	0.18
Gain on repurchase of Convertible Notes	(481)	(0.01)	(0.01)
Adjusted net income	$702,011	$12.66	$11.36

	For the year ended December 31, 2021
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net loss	$(234,435)	$(4.28)		$(4.28)
Adjustments:
Loss on Convertible Notes exchange	5,504	0.10		0.10
Write-offs of deferred financing fees and debt extinguishment costs	3,604	0.07		0.07
Gain on sale and leaseback amendment	(2,851)	(0.05)		(0.05)
Adjusted net loss	$(228,178)	$(4.17)	(1)	$(4.17)	(1)
(1) Summation difference due to rounding.

Reconciliation of Net Income / (Loss) to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2022	2021
Net Income / (Loss)	$264,403	$(45,992)	$637,251	$(234,435)
Financial expenses	48,783	38,321	169,795	144,104
Financial income	(4,158)	(170)	(7,365)	(3,623)
Depreciation - owned or lease financed vessels	41,427	49,754	168,008	197,467
Depreciation - right of use assets	9,772	10,337	38,827	42,786
Reversal of previously recorded impairment	(12,708)	—	(12,708)	—
Amortization of restricted stock	4,249	4,699	20,397	22,931
Loss on Convertible Notes exchange	—	—	—	5,504
Net loss on sales of vessels	—	—	66,486	—
Adjusted EBITDA	$351,768	$56,949	$1,080,691	$174,734

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com